RED GIANT ENTERTAINMENT,INC.
                            614 E. Hwy. 50, Suite 235
                               Clermont, FL 34711
                                  866.926.6427

                                  April 3, 2013

Sonia Bednarowski
Staff Attorney
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0406

Justin Dobbie
Branch Chief, Legal
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0406

Re: Red Giant Entertainment, Inc.
    (formerly Castmor Resources Ltd.)
    Form 8-K Filed June 18, 2012
    File No: 001-34039

Dear Ms. Bednarowski and Mr. Dobbie:

In furtherance of your telephone conversation to us and the request that we file an amendment to the current report on Form 8-K, it is our belief that the Amended Current Report on Form 8-K will be filed on or before April 10, 2013 in the Edgar System, together with the appropriate requests contained in your letter of July 13, 2012.

Although you had requested s shorter period of time to supply the Amended Current Report, the additional time is necessary in order to fully compile, if available, the financial information and adequately respond. We do have on file an Annual Report on Form 10-K for the fiscal year ended August 31, 2012, as filed with the Securities and Exchange Commission on January 3, 2013, that provides the financial statements and related notes. We further belief that the matters disclosed in the Form 10-K do reflect the current status of the transaction that is the subject of the original filed Form 8-K and addresses substantially all of your comments.

The added time, we believe will ensure that complete, thorough and accurate disclosure of all material information is made in the Amended Current Report.

Again, I appreciate our discussion concerning the reporting and disclosure requirements of the registrant.

If you have any questions, please do not hesitate to telephone me.

Sincerely,


/s/ Benny Powell
----------------------------
Benny Powell, President